UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

Tropicana Las Vegas Hotel and Casino, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

897085106

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

[]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 897085106

Person 1
1.	(a) Names of Reporting Persons. Wells Fargo & Company
(b) Tax ID 41-0449260

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 1,100,192

6. Shared Voting Power 9,717,825

7. Sole Dispositive Power 1,100,192

8. Shared Dispositive Power 9,717,825

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,717,825

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100.00%*

12.	Type of Reporting Person (See Instructions)

CO, HC

* Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding, on a fully converted basis, on December 31, 2010. Not including the shares of Class A Common Stock held by other parties to the Stockholders' Agreement (as defined in Item 4 below), as of December 31, 2010, Wells Fargo & Company ("Wells Fargo"), as the parent company of The Foothill Group, Inc. ("Foothill") and Wells Capital Management Inc. ("Wells Capital"), may be deemed to have aggregate beneficial ownership, on a fully converted basis, of 11.20% of the shares of the Class A Common Stock.

Person 2
1.	(a) Names of Reporting Persons. The Foothill Group, Inc.
(b) Tax ID 94-16663353

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 1,025,828

6. Shared Voting Power 9,717,825

7. Sole Dispositive Power 1,025,828

8. Shared Dispositive Power 9,717,825

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,717,825

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100.00%*

12.	Type of Reporting Person (See Instructions)

CO

* Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding, on a fully converted basis, on December 31, 2010. Not including the shares of Class A Common Stock held by other parties to the Stockholders' Agreement, as of December 31, 2010, Foothill has beneficial ownership, on a fully converted basis, of 10.60% of the shares of the Class A Common Stock.

3:59 PM 2/14/2011

Person 3
1.	(a) Names of Reporting Persons. Wells Capital Management Inc.
(b) Tax ID 95-3692822

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 58,424

6. Shared Voting Power 9,717,825

7. Sole Dispositive Power 58,424

8. Shared Dispositive Power 9,717,825

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,717,825

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100.00%*

12.	Type of Reporting Person (See Instructions)

CO, IA

* Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding, on a fully converted basis, on December 31, 2010. Not including the shares of Class A Common Stock held by other parties to the Stockholders' Agreement, as of December 31, 2010, Wells Capital may be deemed to have aggregate beneficial ownership, on a fully converted basis, of 0.60% of the shares of the Class A Common Stock.

Item 1.
(a)	Name of Issuer Tropicana Las Vegas Hotel and Casino, Inc. (the "Company")
(b)	Address of Issuer's Principal Executive Offices
160 Pacific Avenue, Suite 222, San Francisco, California 94111
Item 2.
(a)	Name of Person Filing
This Schedule 13G is being filed on behalf of Wells Fargo & Co. ("Wells Fargo"), The Foothill Group Inc. ("Foothill"), and Wells Capital Management Inc. ("Wells Capital" and collectively, the "Reporting Persons")
(b)	Address of Principal Business Office or, if none, Residence
(i) Wells Fargo: 420 Montgomery Street, San Francisco, CA 94104
(ii) Foothill: 11111 Santa Monica Boulevard, Los Angeles, CA 90025
(iii) Wells Capital: 420 Montgomery Street, San Francisco, CA 94104
(c)	Citizenship (i) Wells Fargo: Delaware (ii) Foothill: Delaware (iii) Wells Capital: California
(d)	Title of Class of Securities Class A Common Stock ("Class A Common")
(e)	CUSIP Number 897085106
Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4. Ownership.

As more fully described in the Form 10-12G/A filed by the Company on May 28, 2010, all of the Company's stockholders are a party to that certain Stockholders' Agreement, dated as of July 1, 2009 (the "Stockholders' Agreement"), which contains certain agreements as to voting. As a result, all of the Company's stockholders may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such stockholders being deemed to have beneficial ownership of all of the shares owned by the group. However, except as otherwise noted, each of the Company's stockholders disclaims beneficial ownership of shares of the Company's capital stock not held directly by such stockholder.

The table below shows, as of December 31, 2010, the direct ownership (excluding the deemed beneficial ownership of shares held by other members of the group as a result of the Stockholders' Agreement) of all of the Company's stockholders of all outstanding shares of the Company's capital stock. The outstanding shares of the Company's capital stock include Class A Common and Preferred Stock. The table below also shows, as of December 31, 2010, the direct ownership of Class A Common assuming full conversion of all shares of Preferred Stock into Class A Common at an exchange ratio of 4:1. The exchange ratio may increase to the extent dividends on the Preferred Stock accrue and are unpaid.

Information about the Company and ownership of the outstanding shares of the Company's capital stock provided in the table below and the accompanying notes to the table, other than the information with respect to the Reporting Persons (as defined in Item 2 above), is based solely on information provided in the public filings of the Company and other materials provided to the Reporting Persons by the Company. Notwithstanding the information in the table below, Wells Capital no longer is the beneficial owner with respect to 7,500 shares of Class A Common Stock and 2,110 shares of Preferred Stock, and therefore has no dispositive or voting authority with respect to those shares. Accordingly, as of December 31, 2010, Wells Capital may be deemed to have beneficial ownership of 58,424 shares of Class A Common Stock on a fully converted basis.

	Class A Common		Preferred Stock		Class A Common Assuming Full Conversion of Preferred Stock
	Shares	Percent	Shares	Percent	Shares	Percent
Trilliant Gaming Nevada Inc. (a)	2,916,221	64.3%	1,049,659	81.0%	7,114,857	73.2%
Wells Fargo & Company (b)	537,800	11.9	140,598	10.9	1,100,192	11.3
H/2 Special Opportunities Ltd. (c)	290,833	6.4	89,566	6.9	649,097	6.7
Embassy & Co.	120,000	2.6	--	--	120,000	1.2
Aozora Bank Ltd.	110,000	2.4	--	--	110,000	1.1
DeBello Investors LLC (d)	50,000	1.1	14,070	1.1	106,280	1.1
Community Bank of Nevada	100,000	2.2	--	--	100,000	1.0
Pacific Investment Management Company LLC (e)	100,000	2.2	--	--	100,000	1.0
Fidelity ADV Series I: Fidelity Advisors Floating Rate High Income Fund (f)	48,650	1.1	--	--	48,650	*
Deutsche Bank (g)	37,761	*	--	--	37,761	*
Newcastle CDO IX I Ltd.	30,000	*	--	--	30,000	*
Credit Suisse Candlewood Special Situations Fund LP	20,138	*	1,692	*	20,138	*
Harch CLO III Limited	20,000	*	--	--	20,000	*
Pacific Select FN High YLD BND	20,000	*	--	--	20,000	*
Atlantis Funding Ltd.	16,082	*	--	--	16,082	*
US Bank NA (h)	14,000	*	--	--	14,000	*
General Electric Pension Trust (i)	13,000	*	--	--	13,000	*
Endurance CLO I Ltd.	10,000	*	--	--	10,000	*
Light Point CLO 2004-1 (NY)	10,000	*	--	--	10,000	*
Ocean Trails CLO I	10,000	*	--	--	10,000	*
Ocean Trails CLO II	10,000	*	--	--	10,000	*
WG Horizons CLO I	10,000	*	--	--	10,000	*
Whitehorse V Ltd.	10,000	*	--	--	10,000	*
Prospero CLO II BV	8,000	*	--	--	8,000	*
Cumberland II CLO Ltd.	5,000	*	--	--	5,000	*
Lehman Commercials Paper Inc.	5,000	*	--	--	5,000	*
Louisiana State Employees Retirement Fund	5,000	*	--	--	5,000	*
Judy A. Mencher	4,000	*	--	--	4,000	*
John Redmond	4,000	*	--	--	4,000	*
Total:	4,535,485	100.0%	1,295,585	100.0%	9,717,825	100.0%

NOTES

*       Represents holding percentage of less than 1%.

(a)     Consists of shares held by Onex ArmencoGaming I LP (1,854,331 shares of Class A Common and 667,446 shares of Preferred Stock), Onex Armenco Gaming II LP (64,550 shares of Class A Common and 23,234 shares of Preferred Stock), Onex Armenco Gaming III LP (68,671 shares of Class A Common and 24,717 shares of Preferred Stock), Onex Armenco Gaming IV LP (44,088 shares of Class A Common and 15,870 shares of Preferred Stock), Onex Armenco Gaming V LP (68,671 shares of Class A Common and 24,717 shares of Preferred Stock), Onex Armenco Gaming VI LP (38,456 shares of Class A Common and 13,841 shares of Preferred Stock), Onex Armenco Gaming VII LP (30,408 shares of Class A Common and 10,945 shares of Preferred Stock), Onex Armenco Gaming IX LP (26,817 shares of Class A Common and 9,652 shares of Preferred Stock) and Onex Armenco Gaming X LP (651,558 shares of Class A Common and 234,520 shares of Preferred Stock) and Onex Armenco Gaming XI LP (68,671 shares of Class A Common and 24,717 shares of Preferred Stock). Trilliant Gaming is the general partner of, and controls all voting and investment decision of, each of the Onex Armenco Gaming entities. Each of Mr. Alex Yemenidjian, the Company's Chairman, Chief Executive Officer and President, Mr. Timothy Duncanson, one of the Company's directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Company owned by the Onex Armenco Gaming Entities. The Onex Armenco Gaming Entities were formed by entities affiliated with Onex Corporation. As a result, Trilliant Gaming and, in turn, Messrs. Yemenidjian, Duncanson and Schwartz may, be deemed to have beneficial ownership of the shares of Class A Common held by the Onex Armenco Gaming entities, but disclaim beneficial ownership of shares held by parties other than these entities. Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(b)     Consists of shares held by The Foothill Group, Inc. (502,800 shares of Class A Common and 130,757 shares of Preferred Stock), and shares held by various funds managed by Wells Capital Management (27,500 shares of Class A Common and 7,731 shares of Preferred Stock). Foothill is a wholly-owned subsidiary of Wells Fargo & Co., or Wells Fargo, a diversified financial services company. As a result, Wells Fargo may be deemed to have beneficial ownership of shares of the Company held by Foothill. Wells Capital Management, a wholly-owned subsidiary of Wells Fargo, is a registered investment advisor and may be deemed to have beneficial ownership of shares of the Company held by various funds managed by it due to it having voting and investment control over such shares. Wells Fargo disclaims beneficial ownership of shares of the Company beneficially owned by Wells Capital Management. Except as described above, each of these entities disclaims beneficial ownership of shares held by any party other than itself.

(c)     H/2 Special Opportunities Ltd. ("H/2 SO") is wholly-owned by H/2 Special Opportunities L.P. ("H/2 LP"). By virtue of his status as the managing member of H/2 SOGP LLC ("H/2 GP"), Spencer Haber may be deemed to be the beneficial owner of the shares of the Company held directly by H/2 SO, which shares may also be deemed to be beneficially owned by H/2 and H/2 LP.

(d)     Wexford Capital LP is the manager of Debello LLC and, as a result, may be deemed to have beneficial ownership of the securities held by Debello. Further, Wexford GP LLC, as the general partner of Wexford Capital LP, and each of Charles E. Davidson and Joseph M. Jacobs, as controlling persons of Wexford GP LLC, may also be deemed to have beneficial ownership of the securities held by Debello. Wexford Capital LP, Wexford GP and Messrs. Davidson and Jacobs share the power to vote and dispose of the interests in the securities beneficially owned by Debello. Each of the Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the securities owned by Debello except, in the case of Messrs. Davidson and Jacobs, to the extent of their interests in the members of Debello LLC.

(e)     Consists of shares of Class A Common held by Mayport CLO, Ltd. (10,000 shares), Pimco Floating Income Fund (50,000 shares), Pimco Cayman Bank Loan Fund (10,000 shares), Portolo CLO Ltd. (20,000 shares) and Southport CLO Ltd. (10,000 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(f)      Fidelity Advisor Series I: Fidelity Advisor Floating Rate High Income Fund ("Fidelity Advisor Series I") is an open-end investment company registered under the Investment Company Act of 1940 and advised by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under the Investment Advisers Act of 1940. Fidelity Advisor Series I is the record owner of the shares reported but has reported that it does not have a pecuniary interest in such shares.

(g)     Consists of shares of Class A Common held by Bridgeport CLO Ltd. (6,323 shares), Burr Ridge CLO Plus Ltd. (3,823 shares), Forest Creek CLO Ltd. (3,823 shares), Genesis CLO 2007-1 Ltd. (3,500 shares), Long Grove CLO Ltd. (5,000 shares), Market Square CLO Ltd. (3,823 shares), Marquette Park CLO Ltd. (3,823 shares), Rosemont CLO Ltd. (3,823 shares) and Schiller Park CLO Ltd. (3,823 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(h)     Consists of shares of Class A Common held by Veritas CLO 1 Ltd. (6,000 shares) and Veritas CLO II Ltd. (8,000 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(i)      GE Capital Debt Advisors ("GECDA") is an investment manager of General Electric Pension Trust ("GEPT"). GECDA shares voting and dispositive power over the shares reported and may be deemed to be the beneficial owner of such shares, though GEPT has a 100% pecuniary interest in the shares reported.

For Wells Fargo:

(a) Amount beneficially owned: 9,717,825

(b) Percent of class: 100%*

(c) Number of shares to which Wells Fargo has:

(i)Sole power to vote or to direct the vote: 1,100,192

(ii) Shared power to direct the vote: 9,717,825

(iii) Sole power to dispose or to direct the disposition of: 1,100,192

(iv) Shared power to dispose or to direct the disposition of: 9,717,825

For Foothill:

(a) Amount beneficially owned: 9,717,825

(b) Percent of class: 100%*

(c) Number of shares to which Foothill has:

(i) Sole power to vote or to direct the vote: 1,025,828

(ii) Shared power to direct the vote: 9,717,825

(iii) Sole power to dispose or to direct the disposition of: 1,025,828

(iv) Shared power to dispose or to direct the disposition of: 9,717,825

For Wells Capital:

(a) Amount beneficially owned: 9,717,825

(b) Percent of class: 100%*

(c) Number of shares to which Wells Capital has:

(i) Sole power to vote or to direct the vote: 58,424

(ii) Shared power to direct the vote: 9,717,825

(iii) Sole power to dispose or to direct the disposition of: 58,424

(iv) Shared power to dispose or to direct the disposition of: 9,717,825

* The ownership percentage of each Reporting Person is calculated based on an assumed total of 9,717,825 shares of Common Stock outstanding as of December 31, 2010. Not including the shares of Class A Common Stock held by other parties to the Stockholders' Agreement, as of December 31, 2010, Foothill has beneficial ownership of 10.60% of Class A Common Stock; Wells Capital may be deemed to have aggregate beneficial ownership of 0.60% of Class A Common Stock; and Wells Fargo, as the parent company of Foothill and Wells Capital, may be deemed to have aggregate beneficial ownership of 11.20% of Class A Common Stock, each on a fully converted basis.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Foothill and Wells Capital are each a wholly-owned subsidiary of Wells Fargo. Foothill and Wells Capital acquired the securities being reported on by Wells Fargo. Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding shares of Class A Common.

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. February 14, 2011

Wells Fargo & Co.

By: /s/ Jane E. Washington

Jane E. Washington, VP Trust Operations

Name/Title

The Foothill Group, Inc.

By: /s/ Jeff Nikora

Jeff Nikora, Executive Vice President

Name/Title

Wells Capital Management Inc.

By: /s/ Gabe Ceci

Gabe Ceci, Compliance Manager

Name/Title

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. February 14, 2011

Wells Fargo & Co.

By: /s/ Jane E. Washington

Jane E. Washington, VP Trust Operations

Name/Title

The Foothill Group, Inc.

By: /s/ Jeff Nikora

Jeff Nikora, Executive Vice President

Name/Title

Wells Capital Management Inc.

By: /s/ Gabe Ceci

Gabe Ceci, Compliance Manager

Name/Title